Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Software, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-98513 and 33-55214 on Form S-8 and No. 33-79640 on Form S-3) of American Software, Inc. of our reports dated June 11, 2004, relating to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2004, and related schedule, which reports appear in the April 30, 2004 annual report on Form 10-K of American Software, Inc. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/    KPMG LLP

Atlanta, Georgia

July 12, 2004